                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            KRUG INTERNATIONAL CORP.
                            ------------------------
                              (Name of the Issuer)

                            KRUG INTERNATIONAL CORP.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                 SENIOR SUBORDINATED ZERO COUPON NOTES DUE 2007
                 ----------------------------------------------
                                  AND WARRANTS
                                  ------------
                         (Title of Class of Securities)

                             501067 128; 501067 AAO
                             ----------------------
                      (CUSIP Number of Class of Securities)

                             ROBERT M. THORNTON, JR.
                            KRUG INTERNATIONAL CORP.
                              900 CIRCLE 75 PARKWAY
                                   SUITE 1300
                             ATLANTA, GEORGIA 30339
                                 (770) 933-7000
                             ----------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [X]  A tender offer.

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                            Calculation of Filing Fee

-------------------------------------------------------------------------------
     Transaction Valuation (1)                        Amount Of Filing Fee (2)
-------------------------------------------------------------------------------
         $3,915,375.00                                       $784.00
-------------------------------------------------------------------------------

1. Based upon the purchase of 2,470,000 shares at $1.5625 per share and 30,000 shares at $2.00 per share. For purposes of determining this fee, the market value of the Common Stock proposed to be acquired in exchange for new securities of the registrant was established, in part, by multiplying the average high and low trading price of the Common Stock on the AMEX on August 19 1999 by 2,470,000.

2. The amount of the filing fee equals 1/50 of one percent of the value of the securities to be acquired, as provided in Regulation 240.0-11(b) of the Securities Exchange Act of 1934.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $  784.00             Filing party: KRUG International Corp.
                         ----------------                   ------------------------

Form or registration no.:  Schedule 13E-4     Date filed: August 20, 1999
                       ------------------                 ---------------

                                 SCHEDULE 13E-3

                                  INTRODUCTION

         This Rule 13E-3 Transaction Statement (this "Statement") relates to the Exchange Offer by KRUG International Corp. ("KRUG"), to purchase up to 2,500,000 shares of its outstanding Common Stock by exchanging (i) $5 Principal Senior Subordinated Zero coupon Notes due July 1, 2007 (the "Notes") and (ii) one-quarter of a Warrant, each whole Warrant of which entitles the holder to purchase one share of Common Stock for $3.875 from October 1, 2000 through September 30, 2002 (the "Exchange Consideration"), for each share of Common Stock validly tendered, upon the terms and subject to the conditions set forth in the Offering Circular and related Letter of Transmittal, a copy of which is incorporated by reference to Exhibit 99.1 of KRUG's Schedule 13E-4 filed August 20, 1999.

         The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission on the date hereof the information required to be included in response to the items of this Statement. The information set forth in KRUG's Schedule 13E-4, filed August 20, 1999, including all exhibits thereto, is expressly incorporated by reference and responses in answer to the items of this statement.

                              CROSS-REFERENCE SHEET

--------------------------------------------------------------------------------
ITEM IN SCHEDULE 13E-3                          WHERE LOCATED IN SCHEDULE 13E-4
--------------------------------------------------------------------------------
Item 1(a)                                       Item 1(a)
--------------------------------------------------------------------------------
Item 1(b)                                       Item 1(b)
--------------------------------------------------------------------------------
Item 1(c)                                       Item 1(c)
--------------------------------------------------------------------------------
Item 1(d)                                       Not Applicable
--------------------------------------------------------------------------------
Item 1(e)                                       Not Applicable
--------------------------------------------------------------------------------
Item 1(f)                                       Not Applicable
--------------------------------------------------------------------------------
Item 2(a)                                       Not Applicable
--------------------------------------------------------------------------------
Item 2(b)                                       Not Applicable
--------------------------------------------------------------------------------
Item 2(c)                                       Not Applicable
--------------------------------------------------------------------------------
Item 2(d)                                       Not Applicable
--------------------------------------------------------------------------------
Item 2(e)                                       Not Applicable
--------------------------------------------------------------------------------
Item 2(f)                                       Not Applicable
--------------------------------------------------------------------------------
Item 2(g)                                       Not Applicable
--------------------------------------------------------------------------------
Item 3(a)                                       Not Applicable
--------------------------------------------------------------------------------
Item 3(b)                                       Not Applicable
--------------------------------------------------------------------------------
Item 4(a)                                       Not Applicable
--------------------------------------------------------------------------------
Item 4(b)                                       Not Applicable
--------------------------------------------------------------------------------
Item 5(a)                                       Item 3 (b)
--------------------------------------------------------------------------------
Item 5(b)                                       Item 3(c)
--------------------------------------------------------------------------------
Item 5(c)                                       Item 3(d)
--------------------------------------------------------------------------------
Item 5(d)                                       Item 3(e)
--------------------------------------------------------------------------------
Item 5(e)                                       Item 3(f)
--------------------------------------------------------------------------------

Item 5(f)                                       Item 3(i)
--------------------------------------------------------------------------------
Item 5(g)                                       Item 3(j)
--------------------------------------------------------------------------------
Item 6(a)                                       Item 2(a)
--------------------------------------------------------------------------------
Item 6(b)                                       Not Applicable
--------------------------------------------------------------------------------
Item 6(c)                                       Item 2(b)
--------------------------------------------------------------------------------
Item 6(d)                                       Not Applicable
--------------------------------------------------------------------------------
Item 7(a)                                       Item 3
--------------------------------------------------------------------------------
Item 7(b)                                       Not Applicable
--------------------------------------------------------------------------------
Item 7(c)                                       Not Applicable
--------------------------------------------------------------------------------
Item 7(d)                                       Not Applicable
--------------------------------------------------------------------------------
Item 8(a)                                       Not Applicable
--------------------------------------------------------------------------------
Item 8(b)                                       Not Applicable
--------------------------------------------------------------------------------
Item 8(c)                                       Not Applicable
--------------------------------------------------------------------------------
Item 8(d)                                       Not Applicable
--------------------------------------------------------------------------------
Item 8(e)                                       Not Applicable
--------------------------------------------------------------------------------
Item 8(f)                                       Not Applicable
--------------------------------------------------------------------------------
Item 9(a) - (b)                                 Not Applicable
--------------------------------------------------------------------------------
Item 10(a)                                      Not Applicable
--------------------------------------------------------------------------------
Item 10(b)                                      Not Applicable
--------------------------------------------------------------------------------
Item 11                                         Item 5
--------------------------------------------------------------------------------
Item 12(a)                                      Not Applicable
--------------------------------------------------------------------------------
Item 12(b)                                      Not Applicable
--------------------------------------------------------------------------------
Item 13(a)                                      Not Applicable
--------------------------------------------------------------------------------
Item 13(b)                                      Not Applicable
--------------------------------------------------------------------------------
Item 13(c)                                      Not Applicable
--------------------------------------------------------------------------------
Item 14(a) - (b)                                Item 7
--------------------------------------------------------------------------------
Item 15(a)                                      Not Applicable
--------------------------------------------------------------------------------
Item 15(b)                                      Item 6
--------------------------------------------------------------------------------
Item 16                                         Item 8(e)
--------------------------------------------------------------------------------
Item 17(a)                                      Item 9(b)
--------------------------------------------------------------------------------
Item 17(b)                                      Not Applicable
--------------------------------------------------------------------------------
Item 17(c)                                      Item 9(c)
--------------------------------------------------------------------------------
Item 17(d)                                      Not Applicable
--------------------------------------------------------------------------------
Item 17(e)                                      Not Applicable
--------------------------------------------------------------------------------
Item 17(f)                                      Item 9(f)
--------------------------------------------------------------------------------

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The name of the issuer is KRUG International Corp., an Ohio corporation ("KRUG"), which has its principal executive offices at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. KRUG's telephone number is 770-933-7000.

         (b) The information required by this Item is incorporated by reference to information under the caption "Summary of the Exchange Offer - Common Stock" and "Description of Capital Stock" (at pages 12 and 68 of the Exchange Offer).

         (c) The information required by this Item is incorporated by reference to information under the caption "Price Range of Common Stock and Dividend Policy" (at page 36 of the Exchange Offer).

         (d) The information required by this Item is incorporated by reference to information under the caption "Price Range of Common Stock and Dividend Policy" (at page 36 of the Exchange Offer).

         (e) Not applicable.

         (f) The information required by this Item is incorporated by reference to information under the caption "Repurchases of Common Stock" (at page 37 of the Exchange Offer).

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by the issuer, KRUG.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a) Not applicable.

         (b) Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information required by this Item is incorporated by reference to information under the caption "Summary of the Exchange Offer" and "The Exchange Offer" (at pages 9 and 49 of the Exchange Offer).

         (b) Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) None

         (b) The information required by these Items is incorporated by reference to information under the captions "Special Factors - Background of the Exchange Offer - Disposition and Financing Activities" (at page 15 of the Exchange Offer).

         (c) None

         (d) The information required by these Items is incorporated by reference to information under the captions "Special Factors - Certain Effects of the Exchange Offer - Change in Capitalization" (at page 18 of the Exchange Offer).

         (e) The information required by these Items is incorporated by reference to information under the captions "Special Factors - Background of the Exchange Offer - Strategy," "Special Factors - Certain Effects of the Exchange Offer - Possible Delisting of the Common Stock," "Special Factors - Certain Effects of the Exchange Offer
         - Termination of Registration," "Special Factors - Certain Effects of the Exchange Offer - Potential Conflict of Interest," "Risk Factors - Business Strategy; Growth by Acquisition" (at pages 14, 17, 18, 20 and 29 of the Exchange Offer).

         (f) The information required by these Items is incorporated by reference to information under the captions "Special Factors - Certain Effects of the Exchange Offer - Termination of Registration" (at page 18 of the Exchange Offer).

         (g) The information required by these Items is incorporated by reference to information under the captions "Special Factors - Certain Effects of the Exchange Offer - Termination of Registration" (at page 18 of the Exchange Offer).

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information required by this Item is incorporated by reference to information under the caption "Risk Factors - Priority of Notes; Reduction in Shareholders' Equity" (at page 30 of the Exchange Offer).

         (b) The information required by this Item is incorporated by reference to information under the caption "Fees and Expenses" (at page 67 of the Exchange Offer).

         (c) Not applicable.

         (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information required by this Item is incorporated by reference to information under the caption "Special Factors - Purpose of the Exchange Offer" (at page 16 of the Exchange Offer).

         (b) The information required by this Item is incorporated by reference to information under the caption "Special Factors - Background of the Exchange Offer" (at page 14 of the Exchange Offer).

         (c) "Special Factors - Position of the Board of Directors," and "Special Factors - Opinion of Financial Advisor" (at pages 22 and 23 of the Exchange Offer

         (d) The information required by this Item is incorporated by reference to information under the caption "Special Factors - Background of the Exchange Offer," "Special Factors - Purpose of the Exchange Offer," "Special Factors - Certain Effects of the Exchange Offer," "Special Factors - Potential Change of Control and Conflicts of Interest," "Summary Financial Information," "Capitalization," "Pro Forma Balance Sheet - March 31, 1999," "Pro Forma Balance Sheet - June 30, 1999," Pro Forma Statements of Earnings for the Year Ended March 31, 1999," "Pro Forma Statements of Earnings for the Quarter Ended June 30, 1999," "The Exchange Offer - Effect of the Exchange Offer on the Market for the Common Stock; AMEX Listing; Registration Under the Exchange Act" and "Certain Federal Income Tax Consequences" (at pages 14, 16, 17, 20, 38, 40, 41, 43, 45, 46, 51 and 62 of the Exchange Offer).

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) The information required by these Items is incorporated by reference to information under the caption "Special Factors - Position of the Board of Directors" (at page 22 of the Exchange Offer).

         (b) The information required by these Items is incorporated by reference to information under the caption "Special Factors - Position of the Board of Directors" (at page 22 of the Exchange Offer).

         (c) The information required by these Items is incorporated by reference to information under the caption "Special Factors - Position of the Board of Directors" (at page 22 of the Exchange Offer).

         (d) The information required by this Item is incorporated by reference to information under the caption "Special Factors - Opinion of the Financial Advisor" (at page 23 of the Exchange Offer).

         (e) The information required by this Item is incorporated by reference to information under the caption "Special Factors - Position of the Board of Directors" (at page 22 of the Exchange Offer).

         (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a), (b) and (c) The information required by this Item is incorporated by reference to information under the caption "Special Factors - Opinion of Financial Advisor" (at page 23 of the Exchange Offer).

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information required by this Item is incorporated by reference to information under the caption "Ownership of Securities by Certain Beneficial Owners, Directors and Officers" (at page 47 of the Exchange Offer).

         (b) The information required by this Item is incorporated by reference to information under the caption "Repurchases of Common Stock" (at page 37 of the Exchange Offer).

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

None.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) and (b) KRUG has been informed by its directors and executive officers that they and their affiliates do not intend to tender any of the shares of Common Stock owned by them pursuant to the Exchange Offer. The information required by this Item is incorporated by reference to information under the caption "Special Factors - Position of the Board of Directors" (at page 22 of the Exchange Offer).

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information required by this Item is incorporated by reference to information under the caption "The Exchange Offer - No Appraisal Rights" at page 51 of the Exchange Offer.

         (b) Not applicable.

         (c) The information required by this Item is incorporated by reference to information under the caption "Risk Factors Trading Market for Notes" (at page 31 of the Exchange Offer).

ITEM 14. FINANCIAL INFORMATION.

         (a)(1) The information required by this Item is incorporated by reference to KRUG's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

         (a)(2) The information required by this Item is incorporated by reference to KRUG's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1999.

         (a)(3) & (4) This information required by this Item is incorporated by reference to information under the caption "Summary Financial Information" (at page 38 of the Exchange Offer).

         (b) The information required by this Item is incorporated by reference to information under the caption "Summary Financial Information," "Pro Forma Balance Sheet - March 31, 1999," "Pro Forma Balance Sheet - June 30, 1999," "Pro Forma Statements of Earnings - Year Ended March 31, 1999" and "Pro Forma Statements of Earnings - Quarter Ended June 30, 1999" (at pages 38, 41, 43, 45, and 46 of the Exchange Offer).

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information required by this Item is incorporated by reference to information under the caption "The Exchange Offer - Solicitation of Tenders; Expenses" (at page 61 of the Exchange Offer).

         (b) The information required by this Item is incorporated by reference to information under the caption "Fees and Expenses" (at page 67 of the Exchange Offer).

ITEM 16. ADDITIONAL INFORMATION.

Reference is made to the Offering Circular and the Letter of Transmittal, which are incorporated by reference to Exhibit 99.1 and 99.2, respectively, of KRUG's
Schedule 13E-4 filed August 20, 1999.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         99.1 The Opinion of Rogers & Company, Inc. is incorporated by reference to Annex A to the Offering Circular, attached as
                  Exhibit 99.1 to KRUG's Schedule 13E-4 filed August 20, 1999.

         99.2 Offering Circular is incorporated by reference to Exhibit 99.1 to KRUG's Schedule 13E-4 filed August 20, 1999.

         99.3     The Letter of Transmittal is incorporated by reference to
                  Exhibit 99.2 to KRUG's Schedule 13E-4 filed August 20, 1999.

         99.4     KRUG's Letter to Shareholders is incorporated by reference to
                  Exhibit 99.3 to KRUG's Schedule 13E-4 filed August 20, 1999.

         99.5     KRUG's Letter to Securities Dealers, Commercial Banks, Trust
                  Companies and other Nominees is incorporated by reference to
                  Exhibit 99.4 to KRUG's Schedule 13E-4 filed August 20, 1999.

         99.6     Nominee's Letter to Clients is incorporated by reference to
                  Exhibit 99.5 to KRUG's Schedule 13E-4 filed August 20, 1999.

         99.7     Notice of Guaranteed Delivery is incorporated by reference to
                  Exhibit 99.6 to KRUG's Schedule 13E-4 filed August 20, 1999.

         99.8 Press Release is incorporated by reference to Exhibit 99.7 to KRUG's Schedule 13E-4 filed August 20, 1999.

         99.9 Guidelines for Certification of Taxpayer Identification Number is incorporated by reference to Exhibit 99.8 to KRUG's
                  Schedule 13E-4 filed August 20, 1999.

         99.10 Form of Trust Indenture is incorporated by reference to Exhibit T3C to KRUG's Form T-3 filed August 20, 1999.

         99.11 Form of Senior Subordinated Zero Coupon Notes Due 2007 is incorporated by reference to Exhibit 99.10 to KRUG's Schedule
                  13E-4 filed August 20, 1999.

         99.12 Form of Warrant Agent Agreement and Form of Warrant is incorporated by reference to Exhibit 99.11 to KRUG's Schedule
                  13E-4 filed August 20, 1999.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               August 20, 1999

                               KRUG International Corp.



                               By: /s/ Robert M. Thornton, Jr.
                                   ---------------------------
                                   Robert M. Thornton, Jr.
                                   Chairman and Chief Executive Officer